UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2020

Commission File Number: 001-38954

_____________________

LINX S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Avenida Doutora Ruth Cardoso, 7,221

05425-902 São Paulo, SP

Federative Republic of Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F:   ☒      Form 40-F:   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)): ☐

LINX S.A.

Publicly-Held Company

Corporate Taxpayer’s ID (CNPJ/MF): 06.948.969/0001-75

Company Registry (NIRE): 35.300.316.584

NOTICE TO THE MARKET

Linx S.A. (“Linx” or “Company”), leading provider of retail management software in Brazil, informs that it has received a declaration from Itaú Unibanco S.A. (“Itaú”), located at Praça Alfredo Egydio de Souza Aranha, n° 100 – Torre Olavo Setubal, 04344-902, City of São Paulo, State of São Paulo, Brazil, stating that they reached an ownership interest corresponding to 4.262% of total common shares issued by the Company, totaling 8,073,628 (eight million, seventy-three thousand, six hundred twenty-eight) shares as a consequence of the recent sell of common shares of the Company in operations held on the stock exchange.

Itaú also informed that this is an investment for portfolio diversification and that does not change the composition of the shareholding control or management of the Company. The full communication letter follows below.

São Paulo, November 11, 2020.

Ramatis Rodrigues

Investor Relations Officer

São Paulo, 11 de novembro de 2020.

À LINX S.A. Avenida Doutora Ruth Cardoso, 7221 – Pinheiros

São Paulo – SP 05425-902

At. Ramatis Rodrigues Diretor de Relações com Investidores

Ref.: Declaração de Redução de Participação Acionária Relevante

Prezado(a) Senhor(a),

O Itaú Unibanco S.A., CNPJ 60.701.190/0001-04 ("Itaú Unibanco"), na qualidade de gestor de Fundos de Investimento, vem comunicar a essa Companhia que, em 10/11/2020, a soma das ações e de outros valores mobiliários e instrumentos financeiros derivativos referenciados em tais ações, conforme aplicável, detidos pelo conjunto de fundos de investimento por ele geridos atingiu 4,262% das ações ordinárias emitidas por essa Companhia, 8.073.628 ações, configurando redução na participação acionária relevante, nos termos do art. 12 da Instrução CVM 358/2002.

A fim de evitar dúvidas, reforçamos que, conforme acima mencionado, esta comunicação refere-se a posições detidas por fundos de investimentos geridos pelo Itaú Unibanco, no contexto de sua atividade de gestão de recursos de terceiros (asset management).

Declara, ainda, que tal participação não tem o objetivo de alterar a composição do controle ou a estrutura administrativa da sociedade. Vale mencionar que a redução de participação aqui descrita reflete a visão dos gestores do Itaú Unibanco em relação ao preço de negociação das ações da Companhia, sendo importante notar, entretanto, que o Itaú Unibanco segue acompanhando a operação societária envolvendo a Companhia, nos termos da carta encaminhada aos membros independentes do Conselho de Administração em 26/08/2020.

Atenciosamente,

____

Itaú Unibanco S.A.

Corporativo | Interno

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 11, 2020

Linx S.A.

By: /s/ Ramatis Rodrigues

Name: Ramatis Rodrigues

Title: Investor Relations Officer